Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)
FORWARD-LOOKING STATEMENTS
This material contains forward-looking statements, including statements about the financial conditions, results of operations and earnings outlook of Merrill Lynch & Co., Inc. The forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include, among others, the following: 1) projected business increases following process changes and other investments are lower than expected; 2) competitive pressure among financial services companies increases significantly; 3) general economic conditions are less favorable than expected; 4) political conditions including the threat of future terrorist activity and related actions by the United States abroad may adversely affect the company’s businesses and economic conditions as a whole; 5) changes in the interest rate environment and market liquidity reduce interest margins, impact funding sources and effect the ability to originate and distribute financial products in the primary and secondary markets; 6) changes in foreign exchange rates increases exposure; 7) changes in market rates and prices may adversely impact the value of financial products; 8) legislation or regulatory environments, requirements or changes adversely affect the businesses in which the company is engaged; 9) changes in accounting standards, rules or interpretations; 10) litigation liabilities, including costs, expenses, settlements and judgments, may adversely affect the company or its businesses; 11) mergers and acquisitions and their integration into the company; and 12) decisions to downsize, sell or close units or otherwise change the business mix of any of the company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made. Merrill Lynch does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. For further information regarding Merrill Lynch, please read the Merrill Lynch reports filed with the SEC and available at www.sec.gov.
ADDITIONAL INFORMATION
In connection with the proposed merger between Bank of America and Merrill Lynch, Bank of America has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Bank of America and Merrill Lynch that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the definitive joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from

Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Merrill Lynch’s website (www.ml.com) under the tab “Investor Relations” and then under the heading “SEC Filings”.
PROXY SOLICITATION
Bank of America, Merrill Lynch and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the definitive joint proxy statement/prospectus. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You may obtain this document, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You may obtain this document, free of charge, from Merrill Lynch’s website (www.ml.com) under the tab “Investor Relations” and then under the heading “SEC Filings”.

Operator: Good morning and welcome to the Merrill Lynch third quarter 2008 earnings conference call. (OPERATOR INSTRUCTIONS)
I would now like to turn the call over to Sara Furber, Head of Investor Relations. Please go ahead.
Sara Furber: Good morning and welcome to Merrill Lynch’s conference call to review our third quarter and first nine months 2008 results. The following live broadcast is copyrighted to Merrill Lynch. Statements made today may contain forward-looking information. While this information reflects management’s current expectations or beliefs you should not place undue reliance on such statements as our future results may be affected by a variety of factors that we cannot control. You should read the forward-looking disclaimer in our quarterly earnings release as it contains additional disclosures on this topic. You should consult our reports filed with the SEC for any additional information including risk factors specific to our business and the information on calculation of non-GAAP financial measures that is posted on our Investor Relations website, www.ir.ml.com where an on-line rebroadcast of this conference call will be available. And with that, I’ll turn the call over to John Thain, Merrill Lynch’s Chairman and Chief Executive Officer.
John Thain: Thank you Sara, and good morning everyone. I’m going to make a few comments on the big picture and then a couple comments about the quarter, and then I’ll turn it over to Nelson to give you the details.
On a macro basis, the package put together by the U.S. Treasury, the Fed and the FDIC announced on Monday, I believe resolves the core issues with the U.S. financial institutions.
The combination of the capital injection, the access to FDIC-insured debt, and the ability to issue CP through the Fed facility provides the capital and liquidity and financing that I think is necessary to start to unlock the credit markets, and I think you will gradually see credit conditions get better.
Unfortunately, the focus of the markets, and, of course, all the commentators now, is on the real economy, and I believe that we are beginning to see a significant contraction in economic activity in the United States that will also impact economic growth around the world. The focus on that slowdown in economic activity is going to continue, and I think the real question is not whether or not we’re in a recession, but the real question will be how deep and how long.

And, of course, government actions will have an impact on that. But I do think that you will start to see improvements in the credit markets. And I do think that any questions about the U.S. financial system, and those participants in the program that was announced on Monday, have been resolved.
As we enter into a more difficult economic environment, I think the logic behind the Bank of America/Merrill Lynch transaction — the strategic rationale — is only reinforced and made stronger. The combination of Bank of America and Merrill Lynch will be one of, if not the leading financial institutions in the world. The diversity of our businesses and earnings power, the strength of our balance sheet, the access to financing and to liquidity — all, I think, make the combination very powerful. And I’m optimistic in spite of a difficult economic environment. Certainly for the next year or two, we will be very successful. And I am certainly both excited about it and happy to be part of that team going forward.
In terms of our quarter, the core businesses did relatively well in a very difficult environment. September was particularly difficult for us. But starting first with our wealth management business — it continued to be a very stable, very good business. We were up 160 financial advisors over the quarter. That’s as good of indication as any of the strength of the franchise, the fact that in this environment we will continue to attract financial advisors.
Our net new money was down slightly. Our net annuitized money was up slightly. But that business continues to do well and, in fact, our pre-tax margins were up 2 percentage points to just under 24%. So I think that that’s a great example even in a very difficult environment, the fact that that business continues to do well.
On our investment banking side, although activity level was down, our market share and our position was good. We are currently the number two global advisor in M&A on an announced basis. Our trading businesses, our rates and currency business did well in this environment. On a year-to-year basis they’re up about 27%. And our equity derivatives business, particularly given the volatility, did very well. And so our core businesses, in spite of the difficult environment, did well.
In terms of strategy, we have continued to de-risk our balance sheet in this environment. We are now down to less than $1 billion in ABS CDOs. We sold all of our Alt-A positions in our trading books, so we have no Alt-A on our trading books. We’re down to $295 million in subprime on our trading books. We cut our non-U.S. mortgage positions in half. We are continuing to sell down our portfolio in our bank. It’s down to about $15.7 billion. And our risk-weighted assets are down to about $304 billion, which is down about 15%. So the de-risking which we’ve talked about before, is continuing.
Our commercial book was also down about 25% — commercial real estate book — down about 25%, and our leveraged book has also continued to shrink. We’re down less than $7 billion now on our leveraged finance book. So overall just continuing to bring down risky assets and continuing to bring down illiquid assets.
We’ve also, as you already know, boosted our equity position, both through the completion of the sale of our 20% stake in Bloomberg and in the $9.8 billion common stock offering that we did. We both improved our common equity position and improved our total equity position. So common equity was up to $29.8 billion, which is actually up about 40% and total stockholders’ equity was up about 10%

to $38.4 billion. And if you pro forma our capital ratios for the $10 billion of preferred stock agreed to on Monday, we will have a Tier 1 equity to risk-weighted asset ratio, pro forma again, of about 12%, and we’ll have a total equity to risk-weighted asset ratio of about 19%. So the themes that you heard before of shrinking our balance sheet, shrinking our risk-weighted assets, improving our capital position, improving our capital ratios is what we’ve been focused on.
Finally, we have also been focusing on our liquidity positions. You have seen from the release our excess liquidity pool was about $77 billion at the end of our quarter. That was impacted by some of the events of September but we continue to focus on and pay a lot of attention to our liquidity positions, and, of course, we will shortly have access to both the CP facilities and the FDIC facilities as those programs come on-line.
So, we are moving forward with the transition teams on the completion of our deal with Bank of America. That is progressing smoothly, and as I think you all know, we are targeting to close that transaction at the end of this calendar year. So with that I will turn it over to Nelson.
Nelson Chai: Thanks, John. Let me take a moment to review our major segments. In Global Markets and Investment Banking, third quarter net revenues were negative $3.2 billion, and the pre-tax loss for the quarter was $6 billion. However, as we have detailed in Attachment Eight of our press release, GMI adjusted revenues were positive $2.5 billion for the quarter. To remind you, adjusted revenues excluded significant items, both positive and negative, that are less indicative of the underlying performance of our franchise, such as the gain on the Bloomberg sale, write downs on legacy exposures, and fair value gains on our debt.
While adjusted GMI revenues are down substantially from prior periods, as John mentioned, our results were particularly impacted by the month of September which represented one of the worst months in the history of the credit markets, on top of the typical late-summer seasonal slowdown.
The difference between adjusted and GAAP revenues in GMI was primarily attributable to five things—
First, we had $5.7 billion in write-downs, from our previously announced CDO sale, and the related hedge tear-ups. Secondly, we had a $4.3 billion gain from the sale of our Bloomberg stake. Third, we had $3.8 billion of losses arising from severe market dislocations in September, including real estate-related asset write downs and losses related to certain government sponsored entities and major U.S. broker dealers. Fourth, similarly impacted by severe movements in September, we had $2.8 billion in net gains due to the widening of our credit spreads on our debt. Finally, we had $2.6 billion of net losses arising from completed and planned asset sales across residential and commercial mortgage exposures, predominantly for cash.
Turning to the revenue detail by business line, FICC revenues were negative $9.9 billion in the quarter, as strong Rates & Currencies and solid performance in Commodities were more than offset by asset write downs, realized losses from sales, and overall weakness across other business areas. FICC recorded significant losses as a result of severe market dislocations in September including unusually high credit spreads and a default of a major U.S. broker dealer. A positive fair value adjustment on our debt mitigated the impact of the losses to some extent.

If you turn to Attachment Six in our release, I will briefly walk you through our major exposures starting with the U.S. ABS CDOs and related monoline exposures. As we discussed previously, we sold $30.6 billion of gross notional value of CDOs to Lone Star and tore up most of our associated hedges with the monolines. Largely as a result of this we ended the quarter with net exposures of $1.1 billion, and if you net out secondary trading positions, that number is actually less than a billion.
The majority of the remaining hedges on this portfolio are with highly rated insurance companies and banks that typically have strong collateral posting requirements. Under $1 billion of exposures is hedged with MBIA, and the carrying value of these hedges was $1.4 billion at the end of the quarter. We also have hedges in place with monolines on asset classes away from CDOs, primarily corporate CLOs, CMBS and RMBS. The market value deterioration of these asset classes has been modest relative to CDOs. During the quarter, our credit valuation adjustments on these exposures was not material and our remaining carrying value was $4.5 billion.
With respect to residential mortgages which are detailed in Exhibit Seven, the vast majority of our exposure continues to be U.S. prime mortgages that we have primarily originated with our high net worth First Republic and GWM clients. These are not the typical prime mortgages you see in the marketplace. They are of much higher quality. On average, these clients have FICO scores in excess of 750, loan to value ratios are less than 60%, and there’s virtually zero loss history.
We did recognize a $123 million loss on prime exposures this quarter but this loss was driven by the sale of FICC’s entire prime RMBS trading portfolio in our trading book for approximately $400 million during the quarter.
Away from the U.S. prime mortgages and on a pro forma basis, we decreased our other residential real estate exposures by 64%, effectively eliminating Alt-A in our book and significantly reducing subprime and non-U.S. exposures.
On the commercial real estate and leveraged finance front, in leveraged finance we reduced our exposure by approximately $1.4 billion in the quarter through sales and syndications, partially offset by a new commitment made during the quarter.
In commercial real estate, excluding First Republic Bank, we reduced our exposures to about $11 billion down 25% from the second quarter, on a pro forma basis, primarily due to sales of whole loan conduit exposures in the EMEA region. Net exposures related to First Republic Bank were about $3 billion, up 10% from the second quarter.
Finally, within our U.S. Bank Investment Securities Portfolio, we recognized net pre-tax write downs of approximately $850 million during the third quarter. At quarter end, our total portfolio was down to $15.7 billion. For much of this portfolio we continue to believe the market prices are ahead of fundamentals and we continue to have the intent and ability to hold these securities until fair value recovers. As of quarter end, the banks remain well capitalized.
Turning to Equity Markets, third quarter net revenues of $6 billion were up significantly on a GAAP basis largely due to the gain from the Bloomberg sale and positive fair value adjustments on our debt. On an adjusted basis, strong sequential revenue growth in Equity-Linked trading was offset by revenue declines in other business areas due to seasonality and the volatile market environment at the end of the quarter, particularly in prime brokerage and our equity prop trading businesses.
Private equity revenues also continued to be a headwind in this quarter with negative revenues of $289 million.
Investment Banking revenues are down 27% sequentially as a 12% increase in advisory revenues was more than offset by substantially reduced underwriting fees in the quarter. In the third quarter, we ranked number two in announced M&A and year-to-date continue to be ranked in the top five in global debt, global equity, global IPO, and global announced M&A. Our Investment Banking pipeline remains stable, down 11% from year ago levels and down only 7% from the second quarter, although execution continues to be dependent on market conditions.
Turning to Global Wealth Management — GWM continued to be our most consistent segment in this environment with quarterly revenues of $3.2 billion, down 4% from the second quarter, despite continued market depreciation and persistent market volatility. However, pre-tax earnings of $774 million were up 5% despite our continued spend on growth initiatives. Our profit margin increased from 22% to nearly 24% during the quarter demonstrating our strong focus on operating discipline.
Notable highlights for GWM during the quarter include $2 billion in net new annuitized inflows, client assets of approximately $1.5 trillion, record proportion of recurring revenues, and continued international FA growth of 9% year-over-year, excluding Japan. Global Private Client net revenues in the third quarter of $3 billion were down 5% from the second quarter largely driven by declines in transaction and origination revenues as a result of the market environment.
During the quarter net new money was negative $3 billion mostly as a result of activity in the last month of the quarter. We believe this is largely reflective of clients’ reactions to persistent equity market declines across the industry.
We continue to invest in our market leading technology and product platforms, and to increase our FA population which grew by nearly 160 professionals during the quarter, and about 240 from the year-ago period.
Let me now discuss expenses overall for the firm.
I will start with the compensation expenses for the quarter, which were $3.5 billion, flat from the second quarter, but up versus the prior-period quarter. The increase was due largely to timing of compensation accruals as we reduced incentive compensation accruals in the third quarter of 2007 that had been taken during the first half of the record year last year. In fact, on a year-to-date basis, comp expense is down slightly from comparable 2007 levels. Non-comp expenses included two previously disclosed items, the $2.5 billion payment to Temasek, and a $425 million expense related to auction-rate securities. Non-comp costs, excluding these items and restructuring charge, decreased 12% sequentially.
Finally, our effective tax rate was 37.9% for the quarter.
As John mentioned earlier, this week we agreed, along with a number of other major U.S. financial institutions to participate in the TARP Capital Purchase Program. As part of Bank of America’s $25 billion participation in the program, we have agreed and expect to issue $10 billion of non-voting preferred stock and related warrants to the U.S. Treasury.
At quarter-end, our Tier 1 and total capital ratios were approximately 8.7% and 14%, respectively. Pro forma for planned asset sales and the preferred issuance to the Treasury, our Tier 1 ratio will be 12% and total capital ratio will be 19%. Again, these figures exclude any impact from the contemplated sale of the controlling stake in FDS in light of the pending transaction with Bank of America.
This concludes my prepared remarks. Lastly, I would want to echo John’s comments that we look forward to completing our announced transaction with Bank of America. Thank you. Now we’ll open up to questions.
Operator: (OPERATOR INSTRUCTIONS) Our first question comes from the line of Meredith Whitney with Oppenheimer.
Meredith Whitney: Good morning.
Nelson Chai: Hi, Meredith.
John Thain: Good morning, Meredith.
Meredith Whitney: Could you just help me with Lehman exposure in terms of what was included in — or sort of break that out for the quarter and then break out future exposure, or if you don’t want to quantify, just qualify it?
Nelson Chai: Well, Meredith, we don’t actually specify exposures to specific counter parties. We haven’t. I would tell that obviously the dislocations that happened in September with Lehman were certainly a big driver of the numbers that we disclosed. I would say that they were across a couple different lines. Some of it had to do with just receivables we had with Lehman. Some of it had to do with just underlying trades with their counter party, and then frankly, there was kind of add-on effect, if you will, on the overall credit marks regarding their default, if you will. Again, it was across a couple different areas. Some are direct, some are more indirect, but again, we are not going to disclose the specific numbers.
Meredith Whitney: Then given the fact that you have cleaned up your books so extensively during the quarter, I’m just trying to be paranoid about what additional risks could take place this quarter, market exclusive?
Nelson Chai: Well, I think that—.
Meredith Whitney: With what we know.
Nelson Chai: Meredith, I think as you know, over the past year John and I have been very focused on basically addressing our exposures, understanding where the market was and moving forward to try to de-risk our balance sheet. I think you’ve seen us quarter after quarter continue to do. If you look at where the exposures are that I talked through briefly I think you will see us continue to try to reduce some of our real-estate exposures, particularly outside the U.S. and you will see us continue to focus in other key areas where there’s opportunity. We are hopeful obviously, that some of the actions taken this week as well as actions around the world will help free up some of the credit markets.

I think you will see us continue over the fourth quarter, to continue to find opportunity to de-risk the balance sheet.
Meredith Whitney: Lastly, can you give me an update on your technology initiatives and then what type of technology synergies you will have with Bank of America or how that all works in its early stages? Thanks.
Nelson Chai: Well, there have been a number of different technology efforts across the firm. I would bucket them in three primary areas. Again, Tom Sanzone and Chris Augustin who both joined the firm during the course of the year have been very focused at looking across all of our technology platforms. Certainly, there’s tremendous amount of opportunities given the fragmentation of the way the businesses were run and I think they were making good progress in terms of coming up with what I call an initial plan. As you try to optimize the field technology trading platforms, those are long lead time type projects. I would tell you that we actually had a fairly good game plan we were developing.
The second area would be really around the collateral management area in terms of the way the trading businesses operated, if you will, and again, I think there was a lot of progress made towards there. If you look at both our sales and our ability to manage our collateral, I think it’s improved dramatically. Again, Mark Alexander who works with Tom has done tremendous progress there as well.
The last area, which is closer to home for me, is our financial trading systems where we have actually been out front from the firm, and it started before actually I got here, but they were actually — we’ve been pretty far down along in terms of taking our sub-ledgers, and our numerous sub-ledgers, if you will, to go into our general ledger and we’re going to continue to make that progress.
In terms of your question on where it goes relative to Bank of America, it’s hard to answer. I would tell you that we are, as John had mentioned earlier, engaged with the transition teams with Bank America. We are going through a process of both evaluating our systems and their systems, and we will take the best of the two systems and working through that, it is premature to comment on both which system we are in our progress to date but I would tell you that the teams are fully engaged, and we actually have segregated teams that are specifically working just on that.
Meredith Whitney: Okay, thank you.
Operator: Our next question comes from the line of Roger Freeman with Barclays Capital.
Nelson Chai: Roger, how are you?
Roger Freeman: Good, Nelson. Thanks. I guess first a couple macro questions. With respect to the latest Treasury announcement is it fair to think about your short-term financing such that you will look to move repo financing into short-term unsecured borrowings given the three-year and less maturities are going to be backed by the government? Then secondly, with respect to the $10 billion coming in, what are sort of the directives with respect to how that capital can and should be allocated? Should we look at that merely as a capital cushion, or over time can that actually be put to work to generate higher returns?
John Thain: Let me start on that. The capital injection is a cushion, and in this environment, I think you will see us continue to shrink our assets and continue to improve and de-risk our balance sheet. But that capital cushion will provide an opportunity. It will be really after the merger closes. So I think you really have to think about it more from the point of view of the combined companies, which, of course, will have $25 billion of this capital injected into it. I think we will have the ability to redeploy that on a combined basis going forward, but at least for the next quarter, it’s just going to be a cushion.
In terms of liquidity, we do have access, because of the way the deal is structured, we have the ability to issue somewhat north of $40 billion of FDIC guaranteed long-term debt, and we also have the ability to access the commercial paper program, and so I think that just also provides us with incremental liquidity. It doesn’t really change how we’re going to fund ourselves going forward.
Roger Freeman: Got it. Just back on the capital injection, and again, I was just asking more from a macro perspective, that is, sort of longer term. Are there stipulations where capital ratios have to remain to any extent above where they were say prior to the Treasury injection?
Nelson Chai: Well, I guess I don’t know if there are stipulations or not, but if you look at actually the injections that were made or that the firms are getting, it seems like people are kind of going around the 10% Tier 1 ratio. Again, as you know, Roger, those numbers fluctuate over time, good markets versus more challenging market, but it looks like they’re trying to earmark, based at least from our view, that they’re on around a 10% Tier 1 ratio.
Roger Freeman: Just two sort of Merrill-specific questions. One coming back to Meredith’s question. Is it fair to think about the majority of the exposure on Lehman being CDS protection that you had written? There’s some $6 billion in the system that has to get settled and I think they were trying to figure out what those exposures are. So is it fair to assume that that’s your exposure in there?
Nelson Chai: Again, we’re not going to be specific and so we—.
John Thain: It is a significant part of it.
Nelson Chai: It is.
John Thain: But there’s also, as Nelson said, there’s also a fair amount of disruption, I would say, in the settling out of the Lehman contracts, and then also because Lehman was one side of a trade, we also had to settle — we have to close out or re-hedge the other side of the trade. And so the close-out process of both the Lehman side and the other side, I think, turned out to be significantly more expensive than anybody would have thought.
Roger Freeman: Right. Okay. Then the Fannie, Freddie exposure was preferred primarily?
Nelson Chai: Yes.
Roger Freeman: Last question. On your private wealth, just looking at some of the metrics, you point out net new money was down second quarter in a row, cash deposits were down sequentially, transactions were lower. Should we read anything into that, there’s been any fall-out in the system? Because I understand cash coming out of risky assets — or money coming out of risky assets but it doesn’t look like it’s going into cash inside of the Merrill system.

John Thain: I don’t think you can read into much. Net new money was down $3 billion. It’s just — I don’t think there’s any particular trend to that. I don’t think there’s any deterioration in the franchise. The fact that we’re basically adding financial advisors who are bringing their customers here means that the franchise continues to be strong. I just don’t think — when you have all the $1.5 trillion of assets, $2-$3 billion is really flat for all practical purposes.
Nelson Chai: Actually, Roger, since we have announced the transaction with Bank of America, the acceleration of the number of FA’s joining has actually increased relative to competitors so I think that is affirmation both of the strategic value of the deal, but again, as well as the health of the franchise.
Roger Freeman: Ok, great, good news and good luck with the merger.
John Thain: Thank you.
Operator: Our next question comes from the line of Glenn Schorr with UBS.
Glenn Schorr: Hi, thanks. I wonder if you could help us on the liquidity move from $92 billion last quarter to $77 billion. Just generically what are the sources of a liquidity move like that? Is that just you haven’t issued debt and you had some maturities along the way? If you could help...
Nelson Chai: Actually Glenn, that’s exactly right. As you know we increased our liquidity pool tremendously in the second quarter. A lot of that was because we did issue lot of debt in April. During the third quarter, as you know, the credit markets were tough so we didn’t issue a lot of debt and we had about $20 billion of maturities come due and so with other puts and takes that is largely the answer.
Glenn Schorr: Okay. Then in terms of the FDIC coverage guarantee, the Bank of America deal isn’t set to close for a little while. Do you plan on issuing it all before into the deal, participating in the FDIC plan? You do have upcoming maturities between the fourth and first quarter.
Nelson Chai: I guess the fine-tune is still working through that plan, Glenn, as you know, so we are going to have some discussions internally about how best to fund the maturities that are coming due. It would be premature for us to comment on exactly if we’re going to go that route or a different route. As you know, we continue to shrink our balance sheet as well, which is a good source of funding for us. John mentioned that risk weighted assets was down 15% the third quarter versus the second. Our balance sheet, our overall asset base will likely be down 8 to 9% as well, so you will see us continue to move down and sell things off our balance sheet which actually frees up liquidity. As you heard in my comments, some of the sales we did, the sale of the U.S. residential positions in Alt-A and subprime are done all for cash as well. So some of the other sales we have targeted there will be a number of them will be done for cash. So we will also try to fund through selling down our balance sheet.
Glenn Schorr: Got it.
John Thain: The other thing I would just add, is that we will coordinate with Bank of America because the debt that we could issue would be up to three years with the FDIC guarantee. So we just want to coordinate with them to make sure it’s attractive funding from not only our point of view but also from their point of view going forward.

Glenn Schorr: Right. By the way, sidebar, do you know, are securitizations, if there was ever going to be another one, are securitizations covered by the plan or is that not worked out yet, or is it just senior unsecured?
John Thain: No, it is just senior unsecured.
Glenn Schorr: Appreciate that. Last thing is, do you have any insight to when the shareholder votes are going to be?
John Thain: Well, the — we are expecting them to be kind of mid to latter part of November.
Glenn Schorr: Okay. Thanks very much. Good luck with everything.
Operator: Our next question comes from the line of William Tanona with Goldman Sachs.
William Tanona: Good morning, guys. The deposits declined by about 10% in the quarter, obviously given everything that’s going on, not necessarily surprising but was that more or less just people kind of getting under the, what was the FDIC cap at the time because it doesn’t seem that people necessarily withdrew all that money. Was it just them shifting out of the deposits into treasuries?
Nelson Chai: I think there is some of the cash sweeping going on that you are talking about, Bill. Other than that as you know, there was a little bit of a flight to some of the commercial banks as well. Ken Lewis during his call talked about the fact that their retail and commercial deposits grew by $27 billion in the third quarter as well and so again I think it just continues to reinforce what John started with which was the strategic rationale for the transaction.
William Tanona: Understood. And then lastly, in terms of the investment management revenues, obviously they were up pretty strongly quarter over quarter, about 25%. I guess that was a little bit surprising considering what happened in the marketplace. Just want to get a sense as to what was driving the revenues in that segment.
Nelson Chai: It just reflected investments in certain alternative investment managers that delivered good returns.
William Tanona: Okay. Thanks.
Operator: And there are no more analysts in Q&A at this time. I will now turn the call over to Sara Furber for closing remarks.
Sara Furber: Thank you. This concludes our earnings call. If you have further questions please call Investor Relations at 212-449-7119. Fixed income investors should call, 866-607-1234. Thank you for joining us today. We appreciate your interest in Merrill Lynch.
Operator: Thank you. This concludes today’s conference.